

November 27, 2017

Mail Stop 4631

<u>Via E-Mail</u>
BioAmber Inc.
Mr. Mario Settino
Chief Financial Officer
1250 Rene Levesque West, Suite 4310
Montreal, Quebec, Canada H3B 4W8

> **Re:** **BioAmber Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2017**
> **Filed August 4, 2017**
> **Form 8-K**
> **Filed August 3, 2017**
> **File No. 1-35905**

Dear Mr. Settino:

We have reviewed your October 27, 2017, response to our comment letter and have the following comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 27, 2017 letter.

Form 10-Q for the Quarter ended September 30, 2017

Management's Discussion and Analysis, page 26

Performance Drivers, page 29

1. Please address your near and long term outlook, including an assessment of your utilization rates and pricing. In this regard, we note that your discussion under the Performance Drivers should be updated to address:

- the status of your three-year agreement with PTTMCC Biochem, which you entered into April 2014. Address the impact on your future sales and utilization rates if this agreement is not renewed. Indicate whether you have entered into any definitive supply agreements;
- your current production capacity and ability to lower production costs. Address whether your bio-succinic acid is currently cost-competitive with succinic acid produced from oil. In this regard, it appears you should also discuss current oil prices; and
- the pricing of your feedstock and other manufacturing input prices. Address the current pricing volatility of these inputs and whether your forecasted pricing assumptions have been as expected. In this regard, we note that your cost of sales excluding depreciation and amortization have increased from 151% of sales for the nine months ended September 30, 2016 to 165% of sales for the nine months ended September 30, 2017 and from 151% of sales for the three months ended September 30, 2016 to 181% of sales for the three months ended September 30, 2017.

Comparison of three months ended September 30, 2017 and 2016, page 33

Comparison of nine months ended September 30, 2017 and 2016

2. You indicated in your response to our prior comments 2 and 3 from our letter dated September 27, 2017 that you would disclose the percentage of change in volume and pricing and as well as any other material factors that resulted in changes to your results of operations and that you would also disclose the plant utilization for each period presented. This information does appear to have been presented in this filing. We, therefore, reiterate these comments.

Critical Accounting Policies and Estimates, page 37

3. We note your response to our prior comment 4 from our letter dated September 27, 2017. Please update your Long-Lived Assets critical accounting policy and estimate disclosures. In this regard, we note you merely refer your investors to the critical accounting estimates contained in your Annual Report on Form 10-K. The critical accounting policy disclosure in your Form 10-K does not provide investors with a robust discussion of your critical estimates that focuses on the assumptions and uncertainties that underlie the impairment analysis of your most significant asset. Finally, we note that while you tested your Long-Lived Assets for recovery as of December 31, 2016, you did not provide investors with any of the following information:
   - A description of the methods and key assumptions used and how the key assumptions were determined;
   - A discussion of the degree of uncertainty associated with the key assumptions underlying your estimates that have the reasonable possibility of changing and could lead to material impairment charges in the future. The discussion regarding uncertainty should provide specifics to the extent possible; and
   - A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please expand your disclosures to address the above bullets in order to provide investors with sufficient information to assess the material implications of uncertainties associated with the methods, assumptions and estimates underlying this critical accounting estimate. Please also expand your disclosure to discuss your evaluation of whether, as of the latest period presented, there was objective evidence of events or changes in business conditions that suggests your long-lived assets may be impaired. Refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of a known uncertainty and Section V of SEC Release No. 33-8350.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Jeanne Baker, Assistant Chief Accountant, at (202) 551- 3691 or, the undersigned Accounting Branch Chief at (202) 551-3355 with any questions. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction